ISSUER FREE WRITING PROSPECTUS

(RELATING TO THE PRELIMINARY PROSPECTUS

SUPPLEMENT DATED MARCH 30, 2020 AND

THE PROSPECTUS DATED SEPTEMBER 7, 2018)

FILED PURSUANT TO RULE 433

REGISTRATION NO. 333-227244

MARCH 30, 2020

AFLAC INCORPORATED

$1,000,000,000 3.600% SENIOR NOTES DUE 2030

FINAL TERM SHEET

Dated March 30, 2020

Issuer:	Aflac Incorporated
Securities:	3.600% Senior Notes due 2030
Ratings (Moody’s / S&P)*:	A3 (stable) / A- (positive)
Security Type:	Senior Unsecured Fixed Rate Notes
Trade Date:	March 30, 2020
Settlement Date (T+2):	April 1, 2020
Denominations:	$2,000 and integral multiples of $1,000 in excess thereof
Joint Book-Running Managers:	Goldman Sachs & Co. LLC; Mizuho Securities USA LLC; Morgan Stanley & Co. LLC; SMBC Nikko Securities America, Inc.; Wells Fargo Securities, LLC; BofA Securities, Inc.; MUFG Securities Americas Inc.; PNC Capital Markets LLC
Co-Managers:	Academy Securities, Inc.; BNY Mellon Capital Markets, LLC; Credit Suisse Securities (USA) LLC; Drexel Hamilton, LLC; J.P. Morgan Securities LLC
Principal Amount:	$1,000,000,000
Underwriting Discount:	0.650%
Maturity Date:	April 1, 2030
Coupon:	3.600%
Benchmark Treasury:	1.500% due February 15, 2030
Spread to Benchmark Treasury:	+295 basis points
Benchmark Treasury Price / Yield:	107-26 / 0.681%
Re-offer Yield:	3.631%
Public Offering Price:	99.742% of principal amount
Proceeds, Before Expenses:	$990,920,000
Interest Payment Dates:	Semi-annually in arrears on April 1 and October 1, commencing on October 1, 2020
Record Dates:	March 15 and September 15 of each year
Make-Whole Call:	+45 basis points (prior to January 1, 2030)
Par Call:	On or after January 1, 2030
CUSIP/ISIN:	001055 BJ0 / US001055BJ00

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus and related prospectus supplement) with the U.S. Securities and Exchange Commission (SEC) for this offering. Before you invest, you should read the prospectus supplement and prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by EDGAR at the SEC web site at www.sec.gov. Alternatively, you may obtain a copy of the prospectus by calling Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, Mizuho Securities USA LLC toll-free at 1-866-271-7403, Morgan Stanley & Co. LLC toll-free at 1-212-761-6691, SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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